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                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
------                                              OMB Number:   3235-0287
FORM 4                                              Expires: December 31, 2001
------                                              Estimated average burden
                                                    hours per response .... 0.5
                                                    ---------------------------

                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
    Insight Venture Capital Partners IV, L.P.    Exchange Applications, Inc. (EXAP)              to Issuer (Check all applicable)
------------------------------------------------------------------------------------------          Director       X   10% Owner
  (Last)          (First)          (Middle)   3. I.R.S. Identification     4. Statement for      ----              ---
                                                 Number of Reporting          Month/Year             Officer (give    Other (specify
         680 Fifth Avenue                        Person, if any entity        February 2002      ----        title ---       below)
---------------------------------------------    (Voluntary)               ----------------                  below)
                 (Street)
                                                                                                       ----------------------------
                                                                          ----------------------------------------------------------
                                                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    (Check Applicable Line)
                                                                             (Month/Year)             Form filed by One
                                                                                                 ---- Reporting Person
                                                                                                  X   Form filed by More than
   New York,        NY           10019                                                           ---- One Reporting Person
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  (City)           (State)           (Zip)     TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).                                                                                           SEC 1474 (7-97)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Series A Convertible         .32103(6)    12/31/01   J(5)      593,151         Immed.  N/A        Common    593,151     (5)(6)
Redeemable Preferred                                                                              Stock
Stock (1)(5)
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Series A Convertible         .32103(6)    12/31/01   J(5)       81,526         Immed.  N/A        Common     81,526     (5)(6)
Redeemable Preferred                                                                              Stock
Stock (2)(5)
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Series A Convertible         .32103(6)    12/31/01   J(5)       93,897         Immed.  N/A        Common     93,897     (5)(6)
Redeemable Preferred                                                                              Stock
Stock (3)(5)
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Series A Convertible         .32103(6)    12/31/01   J(5)        5,107         Immed.  N/A        Common      5,107     (5)(6)
Redeemable Preferred                                                                              Stock
Stock (4)(5)
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Senior Secured               .3183(8)     12/31/01   J(7)    2,785,111         Immed.  1/10/05    Common  2,785,111     (7)(8)
Convertible Debentures                                                                            Stock
(1)(7)
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Senior Secured               .3183(8)     12/31/01   J(7)      382,802         Immed.  1/10/05    Common    382,802     (7)(8)
Convertible Debentures                                                                            Stock
(2)(7)
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Senior Secured               .3183(8)     12/31/01   J(7)      440,888         Immed.  1/10/05    Common    440,888     (7)(8)
Convertible Debentures                                                                            Stock
(3)(7)
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Senior Secured               .3183(8)     12/31/01   J(7)       23,978         Immed.  1/10/05    Common     23,978     (7)(8)
Convertible Debentures                                                                            Stock
(4)(7)
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Series A Convertible                                         D
Redeemable Preferred
Stock (1)(5)
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Series A Convertible                                         D
Redeemable Preferred
Stock (2)(5)
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Series A Convertible                                         D
Redeemable Preferred
Stock (3)(5)
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Series A Convertible                                         D
Redeemable Preferred
Stock (4)(5)
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Senior Secured                                               D
Convertible Debentures
(1)(7)
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Senior Secured                                               D
Convertible Debentures
(2)(7)
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Senior Secured                                               D
Convertible Debentures
(3)(7)
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Senior Secured                                               D
Convertible Debentures
(4)(7)
------------------------------------------------------------------------------------------------------------------------------------

                                              INSIGHT VENTURE ASSOCIATES IV, LLC

                                              By:  /s/ Deven Parekh
                                                   ---------------------------
                                                   Name: Deven Parekh
                                                   Title: Managing Partner
Explanation of Response                       **Signature of Reporting Person

     In accordance with Instruction 4(b)(v), this statement is being filed by Insight Venture Associates IV, LLC, ("Insight Venture") as the designated filer on behalf of each of the joint filers listed on the Joint Filer Information Schedule attached hereto (collectively, "Insight IV", William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (collectively, the "Managing Directors" together with Insight Venture and Insight IV the "Reporting Persons")). Insight Venture is managed by the Managing Directors. Each of the Managing Directors disclaims beneficial ownership of any Securities owned by Insight IV, except to the extent of their pecuniary interest therein, if any.

(1) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Associates IV, L.P.

(2) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners (Cayman) IV, L.P.

(3) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners IV (Co-Investors) L.P.

(4) The Securities reported herein as being acquired or disposed of are or were owned of record by Insight Venture Partners IV (Fund B) L.P.

(5) On January 10, 2001, the Issuer issued to Insight IV 5,325,645 shares of its Series A Convertible Redeemable Preferred Stock, par value $.001 per share (the "Preferred Stock"), for an aggregate purchase price of $6,725,224.51, which aggregate purchase price represents a per share purchase price of $1.2628. Dividends on the Preferred Stock accrue daily and compound quarterly on the original purchase price of the Preferred Stock at an annual rate equal to 10%. Such dividends are added to the original purchase price of the Preferred Stock. Insight IV may at any time convert all or part of the Preferred Stock, and any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the stated amount of the Preferred Stock, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $1.2628 per share, as such price shall be adjusted from time to time (the "Conversion Price"). The shares reported herein represent only those shares acquired by Insight IV as a result of accrued by unpaid dividends which can be converted into Common Stock at the option of Insight IV.

(6)  The conversion price of the Preferred Stock is $.32103

(7) On July 26, 2001, the Issuer and its wholly-owned subsidiary Exstatic Software, Inc., a Washington corporation ("Exstatic"), jointly issued to Insight IV (i) a $7,241,307.37 million principal amount 12% Senior Subordinated Convertible Debenture (the "Note Debenture") and (ii) a $5.0 million principal amount 12% Senior Subordinated Convertible Debenture (the "Wire Debenture" together with the Note Debenture the "Convertible Debenture"). In consideration for the Debenture, Insight IV surrendered the June Note, and all accrued and unpaid interest thereon, and as a result thereof, the June note has been cancelled. On January 10, 2005 the Convertible Debentures become due and are payable in full by the Issuer in cash. As a result thereof, the Reporting Persons will, after January 10, 2005, no longer have the option of converting the Convertible Debentures into Common Stock. On August 29, 2001 the Wire Debenture was amended and restated (the "Amended and Restated Wire Debenture") and the Note Debenture was restated (the "Amended and Restated Note Debenture") to have principal amounts of $5,055,890 and $7,322,251.30 respectively and to have identical terms to the August 29 Debenture (as defined below). On August 29, 2001, the Issuer and Exstatic, jointly issued to Insight IV $1,000,000.00 million principal amount 12% Senior Subordinated Convertible Debenture (the "August 29 Debenture" together with the Amended and Restated Note Debenture and the Amended and Restated Wire Debenture, the "Amended Convertible Debentures"). The shares reported herein represent only those shares acquired by Insight IV as a result of accrued but unpaid interest which can be converted into Common Stock at the option of Insight IV.

(8) Interest accrues daily and compounds quarterly on each of the Amended Convertible Debentures at an annual rate equal to 20% (the 20% interest rate is due to a default under the Convertible Debentures, after the Issuer remedies the default, the interest rate will return to 12%) and is payable, at the Issuer's and Exstatic's option, in either cash or additional Amended Convertible Debentures. Insight IV may convert at any time each Amended Convertible Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the sum of (1) the product of (A) the principal amount of such Amended Convertible Debenture and (B) 103% plus (2) any accrued and unpaid interest thereon, by (y) .3183, as such price may be amended from time to time (the "Conversion Price").

**   Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:     File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

                            JOINT FILER INFORMATION



Name: InSight Ventures Partners IV, L.P. (f/k/a InSight Capital Partners, IV, L.P.)

Address:                      680 Fifth Avenue
                              New York, NY  10022

Designated Filer:             InSight Ventures Associates IV, LLC

Issuer & Ticker Symbol:       Exchange Applications, Inc. (EXAP)

Date of Event:                February 14, 2002

Signature:                    /s/ Deven Parekh




Name: InSight Venture Partners (Cayman) IV, L.P. (f/k/a InSight Capital Partners, (Cayman) IV, L.P.)

Address:                      680 Fifth Avenue
                              New York, NY  10022

Designated Filer:             InSight Ventures Associates IV, LLC

Issuer & Ticker Symbol:       Exchange Applications, Inc. (EXAP)

Date of Event:                February 14, 2002

Signature:                    /s/ Deven Parekh




Name: InSight Venture Partners IV (Fund B), L.P. (f/k/a InSight Capital Partners IV (Fund B), L.P.

Address:                      680 Fifth Avenue
                              New York, NY  10022

Designated Filer:             InSight Ventures Associates IV, LLC

Issuer & Ticker Symbol:       Exchange Applications, Inc. (EXAP)

Date of Event:                February 14, 2002

Signature:                    /s/ Deven Parekh




Name:                         InSight Venture Partners IV (Co-Investors), L.P.
                              (f/k/a InSight Capital Partners IV
                              (Co-Investors), L.P.

Address:                      680 Fifth Avenue
                              New York, NY  10022

Designated Filer:             InSight Ventures Associates IV, LLC

Issuer & Ticker Symbol:       Exchange Applications, Inc. (EXAP)

Date of Event:                February 14, 2002

Signature:                    /s/ Deven Parekh







                                       5